UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One)	Form 10-K ☐	Form 11-K ☐	Form 20-F ☐	Form 10-Q ☒	Form N-SAR ☐

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transitional Period Ended: ___________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ALL AMERICAN PET COMPANY, INC.
Full Name of Registrant

110 S. Fairfax Avenue
Suite A-1125
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90036
City, State and Zip Code

16501 Ventura Blvd., Suite 514
Encino, California 91436
Former Name or Former Address, if Applicable

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to prepare and file its quarterly report on Form 10-QSB for the quarter ended September 30, 2007 within the prescribed period. The additional time required to file the Form 10-QSB is necessary to ensure the filing of a complete and accurate Form 10-QSB. The Registrant believes that the Form 10-QSB will be filed on or before the fifth calendar day following the due date. The Company does not expect significant changes in its results from operations and earnings from the corresponding period ended September 30, 2007.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Barry Schwartz	(310)	277 - 4887
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒ Yes   ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

All American Pet Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2007

/s/ Barry Schwartz
Barry Schwartz
Chief Executive Officer